EXHIBIT 99.1

QuarterlyReport to Shareholders

TransCanada Reports First Quarter 2017 Financial Results
Strong Results Build Upon Transformational 2016

CALGARY, Alberta – May 5, 2017 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced net income attributable to common shares for first quarter 2017 of $643 million or $0.74 per share compared to net income of $252 million or $0.36 per share for the same period in 2016. Comparable earnings for first quarter 2017 were $698 million or $0.81 per share compared to $494 million or $0.70 per share for the same period in 2016. TransCanada's Board of Directors also declared a quarterly dividend of $0.625 per common share for the quarter ending June 30, 2017, equivalent to $2.50 per common share on an annualized basis.
"We generated record first quarter financial results, excluding specific items," said Russ Girling, TransCanada's president and chief executive officer. "Comparable earnings per share increased 16 per cent compared to first quarter 2016 primarily due to strong performance across our Natural Gas Pipelines business, including Columbia which was acquired in mid-2016, while net cash provided by operations reached $1.3 billion."
"Today we are advancing a $23 billion near-term capital program that is expected to generate significant growth in earnings and cash flow and support an expected annual dividend growth rate at the upper end of an eight to 10 per cent range through 2020," added Girling. "To date we have invested $7.5 billion in these projects and are well positioned to both execute and fund the remainder of the program over the next few years. In addition, we concluded the purchase of Columbia Pipeline Partners LP which results in 100 per cent ownership in the core Columbia assets and further simplifies our corporate structure."
"We also continue to progress a number of additional medium to longer-term organic growth opportunities in our three core businesses of natural gas pipelines, liquids pipelines and energy in Canada, the United States and Mexico. Those include Keystone XL and the Bruce Power life extension agreement. During the first quarter, we were very pleased to receive a U.S. Presidential Permit for Keystone XL and are now in the process of seeking regulatory approval in Nebraska while progressing commercial discussions with our customers. Success in advancing these or other growth initiatives could augment or extend the Company’s dividend growth outlook through 2020 and beyond," concluded Girling.
Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

•	First quarter 2017 financial results
◦Net income attributable to common shares of $643 million or $0.74 per share
◦Comparable earnings of $698 million or $0.81 per share
◦Comparable earnings before interest, taxes, depreciation and amortization (EBITDA) of $2.0 billion
◦Net cash provided by operations of $1.3 billion
◦Comparable funds generated from operations of $1.5 billion
◦Comparable distributable cash flow of $1.2 billion or $1.41 per common share

•	Declared a quarterly dividend of $0.625 per common share for the quarter ending June 30, 2017

•	Acquired all outstanding publicly held units of Columbia Pipeline Partners LP (CPPL) for a total of US$921 million

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Filed a variance application with the National Energy Board (NEB) for the $1.4 billion North Montney project to remove the condition requiring a positive Final Investment Decision (FID) for the Pacific Northwest LNG project. The amended project is supported by 20-year contracts with 11 shippers

•	Successfully concluded an open season on the Canadian Mainline for 1.5 petajoules per day (PJ/d) of 10 year transportation service from Empress, Alberta to the Dawn hub in Southern Ontario

•	Received Federal Energy Regulatory Commission (FERC) approvals and began construction on the Leach XPress and Rayne XPress projects. Also received an Environmental Assessment on WB XPress

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Received a U.S. Presidential Permit authorizing construction of the U.S./Canada border crossing facilities of the Keystone XL pipeline. We also filed an application with the Nebraska Public Service Commission seeking approval for the Keystone XL pipeline route through that state

•	Raised US$1.5 billion in gross proceeds through an offering of Junior Subordinated Notes maturing in 2077

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In April, closed the sale of a portion of our U.S. Northeast power business for US$1.065 billion; the proceeds were used to repay a portion of the acquisition bridge facilities which partially financed the Columbia acquisition

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In May, announced agreements to sell a 49.3 per cent interest in Iroquois Gas Transmission System, LP (Iroquois), together with our remaining 11.8 per cent interest in Portland Natural Gas Transmission System (PNGTS), to our master limited partnership, TC PipeLines, LP for a total of US$765 million

Net income attributable to common shares increased by $391 million to $643 million or $0.74 per share for the three months ended March 31, 2017 compared to the same period last year. Net income per common share in 2017 includes the dilutive effect of issuing 161 million common shares in 2016. First quarter 2017 included a charge of $24 million after-tax for integration-related costs associated with the acquisition of Columbia, a $10 million after-tax charge for costs related to the monetization of our U.S. Northeast power business, a $7 million after-tax charge related to the maintenance of Keystone XL assets and a $7 million income tax recovery related to the realized loss on a third party sale of Keystone XL project assets. First quarter 2016 results included a $176 million after-tax impairment charge on the carrying value of our Alberta PPAs, a $26 million after-tax charge relating to costs associated with the acquisition of Columbia, a $6 million after-tax charge related to Keystone XL costs for the maintenance and liquidation of project assets and a $3 million after-tax loss on the sale of TC Offshore which closed in March 2016. All of these specific items plus risk management activities are excluded from comparable earnings.
Comparable earnings for first quarter 2017 were $698 million or $0.81 per share compared to $494 million or $0.70 per share for the same period in 2016, an increase of $204 million or $0.11 per share and includes the dilutive effect of issuing 161 million common shares in 2016. The 2017 increase in comparable earnings was primarily due to the net effect of higher contributions from U.S. Natural Gas Pipelines primarily due to incremental earnings from Columbia following the July 1, 2016 acquisition and higher ANR transportation revenues resulting from higher rates effective August 1, 2016, a higher contribution from Mexican Natural Gas Pipelines due to incremental earnings from the Mazatlán and Topolobampo pipelines, higher earnings primarily from U.S. Power due to depreciation no longer being recorded effective November 1, 2016 on these assets along with higher realized power prices and higher earnings from Western Power following the termination of the Alberta PPAs in 2016. These increases were partially offset by higher interest expense as a result of debt assumed in the Columbia acquisition and long-term debt issuances and lower earnings from Bruce Power mainly due to lower gains from contracting activities and higher interest expense partially offset by higher volumes resulting from fewer outage days.
Notable recent developments include:
Natural Gas Pipelines:

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NGTL System: NGTL currently has a $5.1 billion near-term capital program targeted for completion by 2020. This includes the recently filed application to amend approvals for the North Montney project with a revised $1.4 billion capital cost estimate and the recently approved Towerbirch Expansion project.

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North Montney: On March 20, 2017, we filed an application with the NEB for a variance to the existing approvals for North Montney, to remove the condition it can only proceed once a positive FID is made for the Pacific Northwest LNG project. North Montney is now underpinned by restructured, 20-year commercial contracts with a group of shippers and is not dependent on, but still accommodates, the LNG project proceeding. In-service dates are planned for April 2019 and April 2020, subject to regulatory approval.

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Towerbirch Expansion: On March 10, 2017, the Government of Canada approved the $0.4 billion Towerbirch Expansion project. In February 2017, the B.C. Government approved the environmental assessment with conditions that have since been met.

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Canadian Mainline Tolling Option Open Season: On March 13, 2017, we announced the successful conclusion of the long-term fixed-price open season on the Canadian Mainline for service from Empress, Alberta to the Dawn hub in Southern Ontario. The open season resulted in binding, long-term contracts to transport 1.5 PJ/d of natural gas at a toll of $0.77/GJ. The 10 year contracts have early termination rights that can be exercised following the initial five years of service and upon payment of an increased toll for the final two years of the contract. The application to the NEB for approval of the service was filed on April 26, 2017 and included the request to implement the service starting November 1, 2017.

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Sale of Iroquois and PNGTS to TC PipeLines, LP: On May 4, 2017, we announced agreements to sell a 49.3 per cent interest in Iroquois, together with our remaining 11.8 per cent interest in PNGTS, to our master limited partnership, TC PipeLines, LP for US$765 million. The transaction is expected to close mid-2017.

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Columbia Projects: Leach XPress and Rayne XPress both received FERC approvals and Notices to Proceed in the first quarter of 2017. Construction is now underway. The US$1.4 billion Leach XPress project and the US$0.4 billion Rayne XPress project are expected to be in-service in November 2017. WB XPress received an Environmental Assessment on March 24, 2017 and expects to receive its FERC order later this summer. The US$0.8 billion project remains on schedule with Phase I expected to be in-service in June 2018 and Phase II in November 2018.

•	Columbia Pipeline Partners LP: On February 17, 2017, we acquired, for cash, all of the outstanding publicly held common units of CPPL for an aggregate transaction value of US$921 million.

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Great Lakes Rate Filing: Consistent with its 2013 settlement, on March 31, 2017, Great Lakes submitted a General Section 4 Rate Filing and Tariff Changes with the FERC. The rates proposed in the filing will become effective on October 1, 2017, subject to refund, if alternate resolution to the proceeding is not reached prior to that date. We have initiated customer discussions and will seek to achieve a mutually beneficial settlement resolution.

Liquids Pipelines:

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Keystone XL: In March 2017, the U.S. Department of State issued a U.S. Presidential Permit authorizing construction of the U.S./Canada border crossing facilities of the Keystone XL pipeline. We have discontinued our claim under Chapter 11 of the North American Free Trade Agreement and have withdrawn the U.S. Constitutional challenge. In February 2017, we filed an application with the Nebraska Public Service Commission seeking approval for the Keystone XL pipeline route through that state. A hearing on the application is scheduled in August 2017 and a final decision is expected by the end of November 2017. Given the passage of time since the Keystone XL Presidential Permit application was previously denied in November 2015, we are updating the shipping contracts and anticipate the core contract shipper group will be modified with the introduction of new shippers and reductions in volume commitments by other shippers. We expect this transition to be complete within a few months and would anticipate commercial support for the project to be substantially similar to that which existed when we first applied for Keystone XL.

Energy:

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Monetization of U.S. Northeast power business: On April 19, 2017, we announced the closing of the previously announced sale of TC Hydro to Great River Hydro, LLC, an affiliate of ArcLight Capital Partners, LLC, for US$1.065 billion. In second quarter 2017 we expect to book an approximate $440 million after-tax gain on the sale of the hydro assets. The proceeds received were used to reduce the acquisition bridge facilities which partially financed the Columbia acquisition. The previously announced sale of Ravenswood, Ironwood, Ocean State Power and Kibby to Helix Generation, LLC is expected to close in second quarter 2017.
Corporate:

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Common Share Dividend: Our Board of Directors declared a quarterly dividend of $0.625 per share for the quarter ending June 30, 2017 on TransCanada's outstanding common shares. The quarterly amount is equivalent to $2.50 per common share on an annualized basis.

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Junior Subordinated Debt Issuance: In March 2017, TransCanada Trust issued US$1.5 billion of 60-year Junior Subordinated Notes to third party investors with a fixed interest rate of 5.30 per cent for the first ten years converting to a floating rate thereafter. The notes are callable at par beginning ten years following their issuance. All of the proceeds of the issuance by the Trust were loaned to TCPL in US$1.5 billion of subordinated notes at a rate of 5.55 per cent which includes a 0.25 per cent administration charge.

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Dividend Reinvestment Plan: Currently, approximately 40 per cent of the common and preferred share dividends declared are being reinvested in TransCanada common shares through our Dividend Reinvestment Plan (DRP).

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Management Changes: Alex Pourbaix, Chief Operating Officer announced his retirement from the company, effective May 31, 2017. There is no current intention to replace this role. Effective April 28, 2017, Stan Chapman, previously Senior Vice-President of U.S. Natural Gas Pipelines, was promoted to Executive Vice-President and President, U.S. Natural Gas Pipelines. On April 21, 2017, Bill Taylor, Executive Vice-President and President, Energy left the company to pursue other opportunities and Karl Johannson will take over the responsibility of the Energy business unit along with his revised role as President of Canada and Mexico Natural Gas Pipelines.

Teleconference and Webcast:
We will hold a teleconference and webcast on Friday, May 5, 2017 to discuss our first quarter 2017 financial results. Russ Girling, TransCanada President and Chief Executive Officer, and Don Marchand, Executive Vice-President and Chief Financial Officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and Company developments at 12:30 p.m. (MT) / 2:30 p.m. (ET).
Members of the investment community and other interested parties are invited to participate by calling 800.408.3053 or 905.694.9451 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (ET) on May 12, 2017. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 8663009.

The unaudited interim condensed Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A) are available under TransCanada's profile on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on the TransCanada website at www.transcanada.com.
With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 91,500 kilometres (56,900 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's largest provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada owns or has interests in over 10,100 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America's leading liquids pipeline systems that extends over 4,300 kilometres (2,700 miles)  connecting growing continental oil supplies to key markets and refineries.

TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.
Forward Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated May 4, 2017 and 2016 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.
Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, comparable EBITDA, comparable distributable cash flow, comparable funds generated from operations, comparable earnings per share and comparable distributable cash flow per share, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. For more information on non-GAAP measures, refer to TransCanada's Quarterly Report to Shareholders dated May 4, 2017.

TransCanada Media Enquiries:
Mark Cooper/James Millar
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Stuart Kampel
403.920.7911 or 800.361.6522